

16014094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
FEB 29 2016
Washington DC
413

SEC FILE NUMBER
8- 68990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGIONS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 W. Peachtree Street, NW, Suite 1400
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Holloway 404-279-7404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regions Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MY COMMISSION EXPIRES AUGUST 21, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)

Statement of Financial Condition

As of and for the Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Regions Securities, LLC

We have audited the accompanying statement of financial condition of Regions Securities, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Regions Securities LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

February 26, 2016

Ernst + Young LLP

Regions Securities LLC

Statement of Financial Condition

As of December 31, 2015

Assets	
Cash	$ 11,018,453
Trading Assets	33,142,500
Interest Receivable	790,104
Receivable from broker-dealers	3,907,481
Income taxes receivable from a related party	369,572
Deposit with clearing organization	100,000
Deferred tax asset	810,268
Prepaid expenses	261,920
Other assets	9,233
Total assets	$ 50,409,531
Liabilities and member's equity	
Subordinated debt payable to related party	$ 10,000,000
Accrued compensation payable to related party	2,033,000
Payables to related party	675,000
Interest payable to related party	60,254
Other liabilities	207,654
Total liabilities	12,975,908
Member's equity:	
Additional paid in capital	19,900,000
Retained earnings	17,533,623
Total member's equity	37,433,623
Total liabilities and member's equity	$ 50,409,531

See accompanying notes.

Regions Securities LLC

Notes to the Statement of Financial Condition

December 31, 2015

1. Organization and Nature of Business

Regions Securities LLC (the Company) is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly owned subsidiary of Regions Financial Corporation (Regions). Regions Securities LLC acts as an introducing broker-dealer offering investment banking services and debt and equity underwriting services primarily to institutional customers of Regions Bank. Regions Bank is a wholly owned subsidiary of Regions that provides deposit, credit and wealth management services.

The Company is registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on July 12, 2012. The Company is a Delaware company and is domiciled in the State of Georgia.

2. Basis of Presentation

The presented financial statements solely represent the legal entity of Regions Securities LLC. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, in the opinion of management, such variances would not be material.

3. Significant Accounting Policies

Cash and Cash Equivalents

Cash includes cash in Regions Bank and deposits in other financial institutions. There are no cash equivalents at December 31, 2015.

Receivables from Broker Dealers

Amounts receivable from broker-dealers at December 31, 2015, consists of underwriting fees associated with debt and equity underwritings where all cash has not been received by year-end.

3. Significant Accounting Policies (continued)

Prepaid Expenses and Other Assets

Other assets consist of fixed assets. Prepaid expenses include an account held with FINRA for purposes of Central Registration Depository (CRD) account payments. This CRD account balance is used for expenses, such as exam and state registrations for associates, as well as registrations for the Company. The prepaid expense asset is decreased as these expenses are incurred.

Deposit with Clearing Organization

Per the contractual agreement with the Company's clearing organization, the Company maintains a minimum of $100.0 thousand in an escrow account.

Subordinated Debt Payable to Related Party

As of December 31, 2015, the Company had outstanding subordinated borrowings of $10.0 million and an unfunded subordinated credit line of an additional $10.0 million, comprised as follows:

	Amount Outstanding
Revolving Note, $10,000,000 credit line, LIBOR+250, due April 30, 2018	$10,000,000
Revolving Note, $10,000,000 credit line, LIBOR+250, due September 30, 2018	$ --

The revolving note agreements are with Regions and are eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule. The Company will not be permitted to repay the borrowings if doing so will result in noncompliance with the minimum net capital requirements. The Company is eligible to repay the current outstanding amount of $10.0 million; however, at this time, there is no intent to repay.

Accrued Liabilities Paid to Related Party

Accruals are made for the purposes further disclosed in Note (4) as well as discretionary bonuses. The accrual is based on a percentage of total revenue for all underwriting fees and all other revenue generating activities.

Member's Equity

Regions has provided capital infusions in prior years to supply the initial funding required for the new membership application process with FINRA and to ensure adequate capital as the

3. Significant Accounting Policies (continued)

Member's Equity (continued)

Company began participating in debt and equity underwritings. During 2015, Regions provided an additional $10.0 million in capital infusions to the Company to ensure adequate capital due to the Company's purchase of a contractual commitment.

Fair Value Measurements

The Company's trading account securities are carried using the fair value method, with changes in fair value recorded in earnings.

Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price), in an orderly transaction between market participants at the measurement date under market conditions. While management uses judgment when determining the price at which willing market participants would transact when there has been a significant decrease in the volume or level of activity for the asset or liability in relation to "normal" market activity, management's objective is to determine the point within the range of fair value estimates that is most representative of a sale to a third-party investor under current market conditions. The value to the Company if the asset or liability were held to maturity is not included in the fair value estimates.

A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Fair value is measured based on a variety of inputs the Company utilizes. Fair value may be based on quoted market prices for identical assets or liabilities traded in active markets (Level 1 valuations). If market prices are not available, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market are used (Level 2 valuations). Where observable market data is not available, the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data (Level 3 valuations). These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

See Note 6 for additional information on Fair Value Measurements.

3. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax returns and state income tax returns of Regions. The method of allocation for income tax expense is determined based on a tax allocation sharing agreement between Regions and its subsidiaries. The agreement provides that subsidiary tax expense will be computed on a separate company basis taking into consideration tax elections and tax planning strategies of the consolidated tax group. The Company will make payments to or receive payments from Regions as if Regions were the Internal Revenue Service, or state taxing authority as applicable. Under the tax sharing agreement, if a net operating loss exists, the subsidiary receives payment for its loss upon the realization on the respective tax return.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. The net balance of deferred tax assets and liabilities is reported in other assets in the consolidated statement of financial condition. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company evaluates the realization of deferred tax assets based on all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based on the Company's judgments about relevant factors affecting their realization including taxable income within any applicable carryback periods, future projected taxable income, reversal of taxable temporary differences and other tax-planning strategies to maximize realization of the deferred tax assets. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized.

Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

3. Significant Accounting Policies (continued)

Income Taxes

See Note 7 for additional discussion regarding income taxes.

4. Related-Party Transactions

The Company holds a cash account with Regions Bank for operating expense purposes. As of December 31, 2015, the balance of this cash account was approximately $228.0 thousand.

At December 31, 2015, the Company recorded current federal and state tax receivable from a related party in the amount of $369.6 thousand. The Company has a deferred tax asset of $810.3 thousand at December 31, 2015, which will be settled by an adjustment of future tax payments to a related party.

As of December 31, 2015, the Company had outstanding payables due to a related party of approximately $735.3 thousand.

As of December 31, 2015, the Company had subordinated borrowings of $10.0 million. The subordinated borrowing is with Regions and is eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule.

5. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 requires the company to maintain minimum net capital, as defined. At December 31, 2015, the Company was in compliance with the net capital requirements of the Rule. As of December 31, 2015, the Company had net capital of approximately $32.0 million which is approximately $31.8 million in excess of the required net capital of approximately $198.4 thousand. The Company had an aggregate indebtedness percentage of 0.093:1, which is in compliance with the 12:1 ratio required for broker dealers.

6. Fair Value Measurements

The following table presents assets and liabilities measured at estimated fair value on a recurring basis as of December 31:

	2015 (Dollars in millions)							
	Level 1	Level 2	Level 3	Total Est. Fair Value				
Recurring Fair Value Measurements								
Trading Account Securities	$ --	--	33	$ 33				

6. Fair Value Measurements (continued)

The following table illustrates a roll forward for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2015.

	Year Ended December 31, 2015 (Dollars in millions)								
	Opening Balance	Included in Earnings	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Closing Balance
Level 3 Instruments Only									
Trading Account Securities	$ --	(4)	45	(8)	--	--	--	--	$ 33

There were no assets or liabilities measured at fair value on a non-recurring basis for the year ended December 31, 2015.

The following table presents detailed information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2015. The tables include the valuation techniques and the significant unobservable inputs utilized. The range of each significant unobservable input as well as the weighted average within the range utilized at December 31, 2015 are included. Following the tables are a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

	December 31, 2015 (Dollars in millions)			
	Level 3 Est. Fair Value at December 31, 2015	Valuation Technique	Unobservable Input(s)	Quantitative Range of Unobservable Input(s) and (Weighted Average)
Recurring Fair Value Measurements				
Trading Account Securities	$ 33	Market Comparable	Spread from US High Yield B EffectiveYield Index	4.7%

_Recurring Fair Value Measurements Using Significant Unobservable Inputs

Trading Account Securities - Corporate and other debt securities - The fair value in this category relates to high yield corporate securities. Fair value is determined by using a combination of inputs such as relevant market comparable transactions, index correlation, liquidity premium, and name risk. Significant unobservable inputs include the spread to High Yield Index. A significant increase in this input would result in significantly lower fair value measurement.

7. Income Taxes

Current federal and state income taxes receivable due from the Parent of approximately $369.6 thousand is included in the accompanying Statement of Financial Condition at December 31, 2015.

7. Income Taxes (continued)

At December 31, 2015, the Company's net deferred tax asset totaled approximately $810.3 thousand. Of the total net deferred asset, $811.3 thousand was attributable to accrued compensation that was not currently deductible. The Company also had $1.0 thousand in deferred tax liabilities related to fixed assets at December 31, 2015. The Company determined that a valuation allowance is not required for its deferred tax assets because it is more likely than not that these assets will be realized.

The Company is included in Regions' federal and state income tax returns. During 2015, the Internal Revenue Service (IRS) completed the examinations of Regions' federal income tax returns for the tax years 2010 through 2012. Regions entered the IRS's Compliance Assurance Process program for 2015.

For the period ended December 31, 2015, the Company had no uncertain tax benefits and accordingly, does not expect a significant change from this position during the next twelve months. In addition, the Company has not recognized any interest or penalties associated with income tax positions in its Statement of Income. For the period ended December 31, 2015, the Company did not reflect any liabilities from interest or penalties.

8. Commitments and Contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2015, and were subsequently settled had no material effect on the financial statements.

9. Subsequent Events

The Company, in evaluating all subsequent events for potential recognition and disclosure through the date the financial statements were issued, notes the following:

In January of 2016, the Company drew $10.0 million of its' second approved subordinated credit line, bringing the total outstanding subordinated debt to $20.0 million.

Also in January of 2016, the Company received an additional $12.0 million of infused capital from Regions.